                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                               (Amendment No. 16)*

                              M&T Bank Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55261F 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Howard N. Cayne, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5656
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 21 Pages.

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Robert G. Wilmers

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  PF, BK, OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: U.S.

                    7.    Sole Voting Power:                          5,733,884
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     5,733,884
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         5,733,884

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):             6.06%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      West Ferry Foundation

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: New York

                    7.    Sole Voting Power:                          206,180
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     206,180
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         206,180

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .22%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Roche Foundation

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Delaware

                    7.    Sole Voting Power:                          100,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     100,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         100,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .11%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Wilmers Company, L.L.C.

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Delaware

                    7.    Sole Voting Power:                          400,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     400,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         400,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .43%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Elisabeth Roche Wilmers

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: France

                    7.    Sole Voting Power:                          502,610
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     502,610
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         502,610

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .54%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Argali [BVI] Limited

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: British Virgin Islands

                    7.    Sole Voting Power:                          302,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     302,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         302,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .32%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Hofin Anstalt

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  WC

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Liechtenstein

                    7.    Sole Voting Power:                          3,013,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     3,013,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         3,013,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):             3.22%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      REM Foundation

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  WC

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Liechtenstein

                    7.    Sole Voting Power:                          4,513,200
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     4,513,200
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         4,513,200

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):             4.82%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jorge G. Pereira

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Portugal

                    7.    Sole Voting Power:                          3,013,939
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     3,013,939
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         3,013,939

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):             3.22%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Bikala Holdings Ltd.

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  WC

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Gilbraltar

                    7.    Sole Voting Power:                          13,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     13,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         13,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .01%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Alauda Investments Ltd.

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  WC

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Gilbraltar

                    7.    Sole Voting Power:                          3,000,000
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     3,000,000
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         3,000,000

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):             3.20%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Grantor Retained Annuity Trust No. 5

      13-701558

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: New York

                    7.    Sole Voting Power:                          214,540
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     214,540
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         214,540

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .23%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Grantor Retained Annuity Trust No. 6

      13-701559

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: New York

                    7.    Sole Voting Power:                          224,766
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     224,766
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         224,766

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .24%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D



-------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      St. Simon Charitable Foundation

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)....................................................................[X]
      (b)....................................................................[ ]

-------------------------------------------------------------------------------
3.    SEC Use Only

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):  OO

-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e).....................................................[ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Delaware

                    7.    Sole Voting Power:                          92,307
Number of           -----------------------------------------------------------
Shares
Beneficially        8.    Shared Voting Power:                        0
Owned by            -----------------------------------------------------------
Each
Reporting           9.    Sole Dispositive Power:                     92,307
Person With         -----------------------------------------------------------

                    10.  Shared Dispositive Power:                    0

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         92,307

-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]
-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):            .10%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  OO
-------------------------------------------------------------------------------

CUSIP No. 55261F 10 4            Schedule 13D


                        AMENDMENT NO. 16 TO SCHEDULE 13D

        The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., West Ferry Foundation, REM Foundation, Roche Foundation, Hofin Anstalt, Argali [BVI] Limited, Bikala Holdings Ltd., Alauda Investments Ltd., Jorge G. Pereira, St. Simon Charitable Foundation, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively referred to as the "Reporting Persons") is hereby amended as set forth below.

        The purpose of this Amendment No. 16 to the Schedule 13D is to reflect changes in the number of shares of common stock, par value $.50 per share ("Shares"), beneficially owned by the Reporting Persons, reductions primarily due to acquisition transactions entered into and consummated by M&T Bank Corporation ("M&T"), and to update certain other information. The numbers of Shares numbers reported in this Amendment No. 16 give effect to a 10 for 1 stock spilt of the Shares, effective October 5, 2000.

        This Amendment No. 16 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to the Schedule 13D and Amendments Nos. 1 through 15 thereto.

ITEM 1.   SECURITY AND ISSUER

        Item 1 of the Schedule 13D is revised, amended, and restated as set forth below:


               The title of the class of equity securities to which this
Schedule 13D relates is the common stock, par value $.50 per share, of M&T. The address of the principal executive offices of M&T is One M&T Plaza, Buffalo, New York 14203.

ITEM 2.   IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D is amended as follows:

        (1) Wilmers Company, L.L.C.

        Wilmers Company, L.L.C., a limited liability company organized under the law of the State of Delaware, was formed for the purpose of holding the Shares transferred to it by Mr. Wilmers. The principal address of the Wilmers Company L.L.C. is c/o M&T Bank, 350 Park Avenue, 6th Floor, New York, New York 10022. Mr. Wilmers is the sole member of Wilmers Company, L.L.C. with voting and dispositive power over the Shares that it owns.

CUSIP No. 55261F 10 4            Schedule 13D

        (2) St. Simon Charitable Foundation

        St. Simon Charitable Foundation, a non-for-profit, non stock corporation organized under the law of the State Delaware, was formed for the purpose of holding the Shares transferred to it by Mr. Wilmers. The principal address of St. Simon Charitable Foundation is 2214 Massachusetts Avenue, Washington, D.C. 20008. Mr. Wilmers, director and president of St. Simon Charitable Foundation, holds voting and dispositive power over the Shares owned by it.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

        (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the M&T Shares listed opposite his name.

                                     Number of                     Percentage of
                                        M&T                         Outstanding
Reporting Person                   Shares Owned                  M&T Shares Owned (1)
----------------                  -------------                  --------------------
Robert G. Wilmers                    5,733,884 (2)                     6.06%
West Ferry Foundation                  206,180                          .22%
Roche Foundation                       100,000                          .11%
Wilmers Company, L.L.C.                400,000                          .43%
Elisabeth Wilmers                      502,610                          .54%
Argali [BVI] Limited                   302,000                          .32%
Hofin Anstalt                        3,013,000                         3.22%
REM Foundation (3)                   4,513,200                         4.82%
Jorge G. Pereira                     3,013,939 (4)                     3.22%
Bikala Holdings Ltd.                    13,000                          .01%
Alauda Investments Ltd.              3,000,000                         3.20%
St. Simon Charitable Foundation         92,307                          .10%
Trust No. 5                            214,540                          .23%
Trust No. 6                            224,766                          .24%
Reporting Persons as a Group        14,065,633                        14.87%


(1) Based upon 93,630,361 Shares outstanding as of January 8, 2002. In calculating the beneficial ownership percentage of Mr. Wilmers and the aggregate percentage for all the Reporting Persons, Shares subject to options held by Mr. Wilmers which are currently exercisable or exercisable within 60 days from the date hereof are added to the Total Shares outstanding.

(2) Mr. Wilmers beneficially owns 5,733,884 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 6.06 % of the Shares issued and outstanding. The number of Shares beneficially owned by

CUSIP No. 55261F 10 4            Schedule 13D



Mr. Wilmers includes: (i) 3,471,385 Shares owned directly; (ii) 206,180 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power;
(iii) 100,000 Shares owned by the Roche Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as director and president, holds sole voting and dispositive power; (iv) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Mr. Wilmers, as sole member, holds sole voting and dispositive power; (v) 92,307 Shares owned by the Saint Simon Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vi) 214,540 Shares held by Grantor Retained Annuity Trust No. 5; (vii) 224,766 Shares held by Grantor Retained Annuity Trust No. 6; (viii) 36,707 Shares allocated under M&T's Retirement Savings Plan (401(k) plan); and (ix) 987,999 Shares subject to employee stock options granted to Mr. Wilmers which are currently exercisable within 60 days of the date hereof.

(3) On December 3, 2001 REM Foundation transferred all of such shares to a wholly owned subsidiary R.I. Rem Investments, S.A., a Panamanian entity.

(4) Since Jorge G. Pereira is the beneficial owner of Hofin Anstalt, which is the sole shareholder of Alauda Investments Ltd. and Bikala Holdings Ltd., his beneficial ownership includes Shares held by such entities.

        (c) As described above, on December 3, 2001, REM Foundation transferred all 4,513,200 Shares held by it to a wholly owned subsidiary, R.I. Rem Investments, S.A., a Panamanian entity. REM now holds all of such Shares indirectly. On November 28, 2001, West Ferry Foundation transferred 4,400 of the Shares it held by means of a gift. No consideration was paid for such shares. On January 16, 2002 and January 17, 2002, Mr. Wilmers sold 144,200 and 5,800 Shares, respectively, at an average price of $74.9135 per Share. The transactions were effected on the New York Stock Exchange. On January 29, 2002, Mr. Wilmers transferred 125 of the Shares he held by means of a gift. No consideration was paid for such shares.

               Other than the transactions set forth in this Item 5 and routine allocations to Mr. Wilmers' account under M&T's Retirement Savings Plan, there were no transactions within the last 60 days by the Reporting Persons with respect to the Shares.

CUSIP No. 55261F 10 4            Schedule 13D

                             JOINT FILING AGREEMENT

        By signing this Amendment No. 16, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person's behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ------------------------
                                                Name:  Robert G. Wilmers


Date:          February 8, 2002                 /s/ Elisabeth Roche Wilmers
               ----------------                 ---------------------------
                                                Name:  Elisabeth Roche Wilmers


Date:          February 8, 2002                 /s/ Jorge G. Pereira
               ----------------                 ---------------------------
                                                Name:  Jorge G. Pereira

                                                WEST FERRY FOUNDATION

Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: Trustee

                                                ROCHE FOUNDATION

Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: President

                                                WILMERS COMPANY, L.L.C.


Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: Sole Member

CUSIP No. 55261F 10 4            Schedule 13D


                                                REM FOUNDATION

Date:          February 6, 2002                 /s/ Rene Merkt
               ----------------                 ---------------------------
                                                By:    Rene Merkt
                                                Title: Director

                                                HOFIN ANSTALT

Date:          February 8, 2002                 /s/ Jorge G. Pereira
               ----------------                 ---------------------------
                                                By:    Jorge G. Pereira
                                                Title: President

                                                ALUADA INVESTMENTS LTD.

Date:          February 8, 2002                 /s/ Jorge G. Pereira
               ----------------                 ---------------------------
                                                By:    Jorge G. Pereira
                                                Title: Director

                                                BIKALA HOLDINGS LTD

Date:          February 8, 2002                 /s/ Jorge G. Pereira
               ----------------                 ---------------------------
                                                By:    Jorge G. Pereira
                                                Title: Director

                                                ARGALI (BVI) LIMITED

Date:          February 4, 2002                 /s/ Chiquita G.M. Harding
               ----------------                 ---------------------------
                                                By:    Chiquita G.M. Harding
                                                Title: President

                                                ST. SIMON CHARITABLE
                                                FOUNDATION

Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: President

CUSIP No. 55261F 10 4            Schedule 13D



                                                GRANTOR RETAINED ANNUITY
                                                TRUST NO. 5

Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: Trustee

Date:          February 5, 2002                 /s/ Ira H. Jolles
               ----------------                 ---------------------------
                                                By:    Ira H. Jolles
                                                Title: Trustee

                                                GRANTOR RETAINED ANNUITY
                                                TRUST NO. 6

Date:          February 8, 2002                 /s/ Robert G. Wilmers
               ----------------                 ---------------------------
                                                By:    Robert G. Wilmers
                                                Title: Trustee

Date:          February 5, 2002                 /s/ Ira H. Jolles
               ----------------                 ---------------------------
                                                By:    Ira H. Jolles
                                                Title: Trustee